UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

THE DIXIE GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $3.00 Per Share
(Title of Class of Securities)

255579-10-4
(CUSIP Number)

John F. Henry, Jr.
Miller & Martin LLP
1000 Volunteer Building, 832 Georgia Avenue
Chattanooga, TN 37402
423-756-6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 27, 2014**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**See Explanatory Note that precedes Item 1.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 2 of 7 Pages
1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Frierson
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ] (B) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) [PF, 00]
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,135,734
	8.	SHARED VOTING POWER 28,016
	9.	SOLE DISPOSITIVE POWER 851,554
	10.	SHARED DISPOSITIVE POWER 312,196
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,163,750
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.75%
14.		TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE:

This Amendment No. 12 to the Schedule 13D filed by Daniel K. Frierson with respect to holdings and transactions in the Common Stock, par value $3.00 per share (the “Common Stock”) and the Class B Common Stock par value $3.00 per share (the “Class B Common Stock”), of The Dixie Group, Inc., a Tennessee corporation (the “Issuer”), amends and supplements Amendment No. 11 to such Schedule 13D, filed by Daniel K. Frierson with the Securities and Exchange Commission on February 15, 2013, and is being filed to reflect the results of Mr. Frierson’s transactions in the Common Stock and Class B Common Stock that have occurred since the filing of Amendment No. 11.

Item 1.        Security and Issuer.

No Change.

Item 2.        Identity and Background.

No Change.

Item 3.        Source and Amount of Funds or Other Consideration.

Not applicable for purposes of this Amendment No. 11.

Item 4.        Purpose of Transaction.

No Change.

Item 5.        Interest in Securities of the Issuer.

The information set forth under Item 5(a) is hereby amended and restated in its entirety as follows:

As of the date hereof, Mr. Frierson may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 1,163,750 shares of Common Stock1 constituting approximately 8.75% of the 13,296,545 shares of Common Stock deemed to be outstanding as of January 27, 2014. 2

The information set forth under Item 5(b) is hereby amended and restated in its entirety as follows:

Mr. Frierson may be deemed to have the sole power to vote 1,135,734 of the shares of Common Stock for which beneficial ownership is reported. 4

Mr. Frierson may be deemed to have the sole power to dispose of 851,554 shares of Common Stock.5

**********
(1) Includes: (i) 35,864 shares of restricted stock which have not vested, issued as shares of Common Stock, and as to which Mr. Frierson has sole voting and may be deemed to have sole investment power; (ii) an aggregate of 28,016 shares of Common Stock owned by the children of Daniel K. Frierson, their spouses and his grandchildren [excluding for these purposes, however, shares of Common Stock owned by his son, D. Kennedy Frierson, his wife and their children]as to which he may be deemed to share voting and investment power; (iii) options, held by Mr. Frierson, which are exercisable within 60 days of the date hereof, to purchase 228,077 shares of Common Stock, as to which Mr. Frierson may be deemed to have sole voting and sole investment power; (iv) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement Account, as to which he may be deemed to have sole voting and sole investment power; (v) 1,087 shares of Common Stock held by Mr. Frierson in a 401K plan, as to which he may be deemed to have sole voting and investment power; (vi) 263 shares of Common Stock owned outright; and (vii) the deemed conversion of 866,876 shares of Class B Common Stock, held as described in Note 3 below. All such shares of Class B Common Stock are held subject to a shareholder’s agreement by and among Mr. Frierson, his wife and his children, pursuant to which Mr. Frierson has been granted a proxy to vote such shares until October 11, 2015, so long as they remain shares of Class B Common Stock. Such agreement is described below and attached hereto as Exhibit 99.1. For purposes of this report, Mr. Frierson may be deemed to have sole voting and shared investment power with respect to all shares of Common Stock that would result from the conversion of the Class B Common Stock held by his children, their spouses, his grandchildren, and his wife. He expressly disclaims beneficial ownership of the shares of Common Stock that would result from the conversion of the shares of Class B Common Stock held by his wife, his children, and his grandchildren. For purpose of this report, Mr. Frierson may be deemed to have sole voting power and sole investment power with respect to all shares of Common Stock that would result from the Conversion of the Class B Common Stock that he holds outright and as unvested restricted stock, as well as shares of such stock held as trustee of the Rowena K. Frierson Charitable Remainder Unitrust.

(2) 866,876 shares of Common Stock are added to the 12,429,669 shares of Common Stock reported as outstanding as of January 27, 2013, to reflect (i) the assumed conversion of the 866,876 shares of Class B Common Stock, which are held as described in Footnote 3 below, and (ii) the assumed exercise of options, which are exercisable within 60 days of the date hereof, to purchase 228,077 shares of Common Stock.

(3) Of the 866,876 shares of Class B Common Stock that may be deemed to be converted to Common Stock, 187,189 of such shares represent restricted stock awards to Mr. Frierson which have been issued as shares of Class B Common Stock, but have not vested. Such shares of Class B Common Stock are convertible, on a share-for-share basis, to shares of Common Stock upon vesting of the underlying award. The remaining 679,687 shares of Class B Common Stock are convertible on a share-for-share basis into shares of Common Stock and are held as follows: (i) 372,960 shares of Class B Common Stock are held directly by Mr. Frierson; (ii) an aggregate of 189,301 shares of Class B Common Stock are held by his children, their spouses and his grandchildren; (iii) 94,879 shares of Class B Common Stock are held by his wife; (iv) 5,486 shares of Class B Common Stock held by him as trustee; and (v) 17,061 shares of Class B Common Stock held in an IRA. For purposes of this report, unvested restricted stock awards issued as shares of Class B Common Stock may be deemed to be immediately convertible on a share-for-share basis into shares of Common Stock.

(4) Consists of (i) 866,876 shares of Class B Common Stock that may be deemed to be converted to Common Stock; and (ii) 299,908 shares of Common Stock held as described in Note 1.

(5) Consists of (i) 35,864 shares of restricted stock awards to Mr. Frierson which have not vested, issued as shares of Common Stock; (ii) options, which are exercisable within 60 days of the date hereof to purchase 228,077 shares of Common Stock; (iii) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement account; (iv) 1,087 shares of Common Stock held in a 401K plan; (v) 263 shares of Common Stock held outright; (vi) 372,960 shares of Class B Common Stock held directly by Mr. Frierson and convertible on a share-for-share basis into Common Stock; (vii) 5,486 shares of Class B Common Stock held by him as trustee and convertible into Common Stock on a share-for-share basis and (viii) 17,061 shares of Class B Common Stock held in an IRA; and (ix)187,189 shares of restricted stock which have not vested.

************
Mr Frierson may be deemed to share the power to vote with respect to 28,016 shares of Common Stock, held by his children, their spouses and his grandchildren [excluding, for these purposes shares of stock held by D. Kennedy Frierson, Jr., his wife and their children].

Mr. Frierson may be deemed to share the power to invest with respect to 312,196 shares of Common Stock for which beneficial ownership is reported, including (i) 28,016 shares of Common Stock held by his children, their spouses and his grandchildren [excluding for these purposes, shares held by D. Kennedy Frierson, Jr., his wife and their children]; and (ii) the deemed conversion of 189,301 shares of Class B Common Stock, held by his children, their spouses and grandchildren, which are convertible on a share-for-share basis into shares of Common Stock, as noted herein, and 94,879 shares of Class B Common Stock, held by his wife.

The 28,016 shares of Common Stock as to which Mr. Frierson shares voting and investment power are held by his children (Elizabeth Haley Frierson; Rowena F. Barker; James B. Frierson; and Emily F. Brown) their spouses, and his grandchildren. Their address for purposes of this filing is 104 Nowlin Lane, Suite 101, Chattanooga, Tennessee 37421.

The 284,180 shares of Class B Common Stock (convertible on a share-for-share basis into Common Stock, and deemed to be so converted solely for purposes of reporting beneficial ownership herein) as to which Mr. Frierson shares voting and investment power consist of an aggregate of 189,301 shares of Class B Common Stock owned by Mr. Frierson’s children (Elizabeth Haley Frierson; D. Kennedy Frierson, Jr.; Rowena F. Barker; James B. Frierson; and Emily F. Brown) their spouses, his grandchildren, and 94,879 shares of Class B Common Stock owned by his wife; whose address for purposes of this filing is 104 Nowlin Lane, Suite 101, Chattanooga, Tennessee 37421.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

Item 6.	Material to Be Filed as Exhibits.

99.2 Shareholder Voting Agreement, dated December 19, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 3, 2014

/s/ Daniel K. Frierson
Daniel K. Frierson

EXHIBIT 99.2
SHAREHOLDER VOTING AGREEMENT
AGREEMENT dated December 19, 2005, by and between certain owners of shares of Class B Common Stock issued by The Dixie Group, Inc., set forth on Annex A, attached hereto (Each such person sometimes referred to herein as the "Shareholder" and collectively as the "Shareholders"), and Daniel K. Frierson, individually, and in his capacity as a Shareholder.
1.    The Shareholders believe it to be in the best interests of themselves and The Dixie Group, Inc. ("Dixie") that their shares of Class B Common Stock of Dixie be voted by Daniel K. Frierson for a period of ten (10) years from the date hereof, and that Daniel K. Frierson shall, for such term, be their agent and attorney-in-fact, possessing the irrevocable powers set forth herein.
It is understood, however, that the Shareholders shall be entitled to receive payments of all dividends, if any, declared by Dixie with respect to the shares of Class B Common Stock subject to this Agreement.
2.    During the term of this Agreement, Daniel K. Frierson, or his successor (as provided herein) shall be entitled at all times to vote all of the shares of Class B Common Stock of The Dixie Group, Inc. (the "Corporation") which the shareholders now or hereafter hold at all annual, special or other meetings of the Corporation's shareholders (or for purposes of any action by written consent in lieu of such meeting) and at any other time or times that such shares are required to be or may be voted. Upon the execution of this Agreement, the shareholders shall execute and deliver an irrevocable proxy in the form attached hereto as Exhibit A. From time to time, and as requested by Daniel K. Frierson, or his successor, the Shareholders agree to take such further action as is reasonably necessary to cause all shares of Class B Common Stock held by them to be subject to the provisions of this Agreement.
In the event of the death or incapacity of any Shareholder, their permitted transferees, personal representatives, successors, assigns, heirs, and grantees (and any subsequent transferees of those persons) shall become parties to this Agreement and shall execute and deliver irrevocable proxies in the form of proxy attached hereto as Exhibit A. Any shareholder may, but shall not be obligated to, designate, in writing, a successor who shall be entitled to all of their respective rights under this Agreement, in which case such designated successor shall represent any or all of their respective permitted transferees, personal representatives, successors, assigns, heirs, and grantees (and subsequent transferees of such persons) with respect to any and all shares of Class B Common Stock held by such persons or entities subject to this Agreement. Upon such event, all references in this Agreement to "Daniel K. Frierson" or "Shareholder" as the case may be shall be substituted with and shall mean Daniel K. Frierson's or such Shareholder's permitted transferees, personal representatives, successors, assigns, heirs and grantees (and any subsequent transferees of those persons). Unless revoked in writing, Daniel K. Frierson's designated successor shall be his son, Daniel K. Frierson, Jr. (Kennedy Frierson).

1.The Shareholders may, at their discretion, transfer from time to time any or all of their shares subject to this Agreement provided that they: (1) give Daniel K. Frierson advance written notice of such proposed transfer; and (2) offer to exchange such shares of Class B Common Stock for shares of common stock held by Daniel K. Frierson. In the event that Daniel K. Frierson does not exchange shares of common stock for such shares of Class B Common Stock, then the transferring party may complete such transfer. If such transfer is not otherwise permitted by Article Four of the Corporation's Charter, then such shares of Class B Common Stock shall be converted to shares of common stock prior to such transfer. Any transfer otherwise permitted by Article Four of the Corporation's Charter to a permitted transferee of such party may be made without converting such shares to common stock provided that such transferred shares shall remain subject to this Agreement for the term hereof.

2.This Agreement shall continue in effect until October 11, 2015; provided, however, that this Agreement may be terminated sooner by a written agreement signed by all Shareholders. In the event of the death or incapacity of a Shareholder, this Agreement shall not terminate but shall continue in full force and effect.

3.This Agreement may not be modified or amended except by a written agreement signed by each Shareholder.

Ex- 1

4.Each Shareholder agrees to perform any acts and to execute and deliver any documents or instruments which may be reasonably necessary to carry out the provisions of this Agreement.

5.This Agreement supersedes, terminates and cancels all other oral or written agreements entered into prior to the date of this Agreement between any of the parties with respect to the matters covered herein.

6.This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

7.The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. If any provision of this Agreement is determined by a court of competent jurisdiction to be in conflict with applicable law, then such provision will not be wholly invalid but will be enforced to the maximum extent permitted by law.

8.The omission by any party to insist upon strict performance of any provision of this Agreement shall not be construed as a waiver of such provision, and the waiver by any party of a breach of any provision of this Agreement shall not be construed as a waiver of subsequent breach of such provision.

9.This Agreement shall be binding upon and enforceable by the permitted transferees, personal representatives, successors assigns, heirs, grantees and pledges of the parties and of any subsequent transferees of those persons.

10.This Agreement has been entered into and shall be governed, construed and interpreted pursuant to and in accordance with the laws of the State of Tennessee.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement effective the day and year first above written.

SHAREHOLDERS

/s/ Daniel K. Frierson
Daniel K. Frierson

/s/ D. Kennedy Frierson, Jr.
D. Kennedy Frierson, Jr.

/s/ James B. Frierson
James B. Frierson

/s/ Elizabeth Haley Frierson
Elizabeth Haley Frierson

/s/ Rowena F. Barker
Rowena F. Barker

/s/ Emily F. Brown
Emily F. Brown

/s/ Joan H. Frierson
Joan H. Frierson

Ex- 2

EXHIBIT A
FORM OF IRREVOCABLE PROXY

IRREVOCABLE PROXY
In consideration of the receipt of One Dollar ($1.00), cash in hand paid, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned stockholders nominate and appoint DANIEL K. FRIERSON as their true and lawful attorney, with full power of substitution for and in their name, to vote all of the shares of Class B Common Stock of The Dixie Group, Inc., a Tennessee corporation of which the undersigned shareholders are or hereafter may be the owner, at any and all annual, special or other meetings of the stockholders of The Dixie Group, Inc. and for any and all purposes, so long as this irrevocable proxy remains in full force and effect; the attorney is to have all of the powers which the undersigned parties would possess if present personally at any meetings.
This irrevocable proxy has been executed in furtherance of a Shareholder Voting Agreement to which the undersigned are parties, and it shall continue in effect until such date as the Shareholder Voting Agreement shall terminate.
Dated this ______ day of ________________, 2005.

SHAREHOLDERS

/s/ Daniel K. Frierson
Daniel K. Frierson

/s/ D. Kennedy Frierson, Jr.
D. Kennedy Frierson, Jr.

/s/ James B. Frierson
James B. Frierson

/s/ Elizabeth Haley Frierson
Elizabeth Haley Frierson

/s/ Rowena F. Barker
Rowena F. Barker

/s/ Emily F. Brown
Emily F. Brown

/s/ Joan H. Frierson
Joan H. Frierson

Ex- 3

ANNEX A
SHAREHOLDERS AND SHAREHOLDINGS

SHAREHOLDERS	SHAREHOLDINGS
Daniel K. Frierson
D. Kennedy Frierson, Jr.
James B. Frierson
Elizabeth Haley Frierson
Rowena F. Barker
Emily F. Brown
Joan H. Frierson

Ex- 4